UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2025

Commission file number: 001-42124

GAUZY LTD.

(Translation of registrant’s name into English)

14 Hathiya Street

Tel Aviv, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Gauzy Ltd. (the “Company”) hereby furnishes the following documents in connection with the Company’s Annual General Meeting of Shareholders scheduled to be held on August 7, 2025:

1.	Notice and Proxy Statement for the Annual General Meeting of shareholders of the Company scheduled to be held on August 7, 2025 (the “Meeting”).

2.	Form or Proxy Card for use in connection with the Meeting.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form S-8 (File No. 333-283572), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Notice and Proxy Statement for the Annual General Meeting of shareholders of the Company scheduled to be held on August 7, 2025 (the “Meeting”).
99.2	Form or Proxy Card for use in connection with the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gauzy Ltd.

Date: July 3, 2025	By:	/s/ Eyal Peso
	Name:	Eyal Peso
	Title:	Chairperson of the Board of Directors and Chief Executive Officer

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